mascot properties, iNC.

7985 113TH sTREET SUITE 220

SEMINOLE, FL, 33772

June 12, 2012

Ryan Houseal

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Anglesea Enterprises, Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed May 25, 2012
File No. 333-179147

Dear Mr. Houseal

By letter dated May 31, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Anglesea Enterprises, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Amendment No.2 to Registration Statement on Form S-1, originally filed on May 25, 2012 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

General

1.	We note that the state of your incorporation is listed in Nevada. The website for the Secretary of State of Nevada indicates that your business license expired on February 29, 2012. Please tell us the current status of your license to conduct business in Nevada and discuss the relevant implications.

RESPONSE: We have renewed our license to conduct business in Nevada and are currently in good standing.

Cover Page

2.	Since you appear to qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•	A brief description of the various exemptions that are available to you, such as exemption form Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	Your election under Section 107(b) of the Act:

o If you have elected to opt out of the extended transition period for complying with new and revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

RESPONSE: We have revised our disclosure accordingly.

Risk Factors

“We need additional capital to develop our business,” page 5

3.	Please revise the risk factor subcaption so that it specifically addresses the dollar amount needed to complete 12 months of operations, the amount of available cash as of the most recent practicable date prior to filing your next amendment, and the amount of your anticipated shortfall. The text of the risk factor should address your liquidity position in greater detail as well as the fact that you have no current arrangements in place to raise additional cash. Ensure that your disclosure here is consistent with your disclosure in the Liquidity and Capital Resources section.

RESPONSE: We have revised the risk factor subcaption so that it specifically addresses the dollar amount needed to complete 12 months of operations, the amount of available cash of the most recent practicable date and the amount of our anticipated shortfall. We have revised the text of the risk factor should address your liquidity position in greater detail as well as the fact that you have no current arrangements in place to raise additional cash.

“We need to establish and maintain required disclosure controls and procedures and internal controls over financial reporting…”, page 6

4.	You state in your revised risk factor disclosure that you will first be required to file an annual report on Form 10-K for the year ending June 30, 2013. Disclosure throughout your document, however, indicates that your fiscal year end is September 30. Please revise or advise.

RESPONSE: We have revised our disclosure accordingly.

5.	As a related matter, revise to indicate clearly that you will not be required to provide management’s report on the effectiveness of your internal control over financial reporting until your second annual report. In addition, as previously requested, please revise your disclosure to indicate that so long as you are a smaller reporting company, you will not be required to provide an attestation report of an independent registered accounting firm regarding the effectiveness of your internal control over financial reporting.

RESPONSE: We have revised our disclosure accordingly.

6.	We note your revised disclosure in response to prior comment 12 indicating that your website is “live” but currently under construction. It appears that your website is not operational as an informational or interactive website as it contains information unrelated to your business, e.g., information regarding Net Now, and provides fictitious contact information. Moreover, it is unclear how you are currently marketing what appears to be a non-functional website at local business events. In this regard, please specifically explain to us in your response letter why your website includes descriptive information regarding the entity Net Now and how you plan to benefit now by marketing a website that is under construction.

RESPONSE: The website – www.angleseaenterprises.com is operational. We were previously experiencing some temporary technical difficulties with our webhost. Please revisit the website.

7.	Your response to prior comment 13 notwithstanding, we note that you have retained the reference to http://pewinternet.org/Reports/2010/Internet-broadband-andcell-phone-statistics.aspx on page 16 of your amended filing. Please revise or advise.

RESPONSE: We have revised our disclosure and removed reference to http://pewinternet.org/Reports/2010/Internet-broadband-andcell-phone-statistics.aspx

The Market, Page 16

8.	We refer to prior comment 14. We were unable to locate a marked copy of the report prepared by PricewaterhouseCoopers US. Please advise. In addition, please ensure that your revised prospectus provides publication dates for any referenced third-party reports.

RESPONSE: We have revised our disclosure accordingly and have provided a copy of the reports by Pricewaterhouse Coopers attached hereto as Exhibit A.

Directors, Executive Officers, Promoters and Control Persons, page 23

9.	We note the revisions made in response to prior comment 18. Please extend your disclosure to provide a more detailed description of Bubbleworld.com’s and any overlapping areas of business between Bubbleworld.com and Anglesea and disclose in the business section, in any appropriate location any policies or procedures for the review and approval of any transactions that may cause a conflict of interest. In addition, please provide an estimate of the number of hours per week Mr. Christie plans to devote to your business.

RESPONSE: Bubbleworld.com primarily focuses on the marketing and development of various types of entertainment websites, such as bars, restaurants and resort destinations. As the founder and President of Bubbleworld.com, Mr. Christie is responsible for internet and marketing related services related to the site and websites it promotes which may create a conflict of interest. While Bubleworld.com focuses on business in the entertainment sector, Mr. Christie plans to utilize his expertise in internet marketing, site development and management to help small businesses across a wide array of business segments to implement and develop their own strategies for Anglesea. Mr. Christie currently devotes 50% of his time to Anglesea Enterprises which ranges from 20 to 30 hours per week. However, Mr. Christie intends to devote more of his time to the Company once we are further along in our operations. Additionally, in order to help the Company fully realize its business plan, Mr. Christie plans to employ qualified employees over the course of the next twelve months.

10.	You state at the end of the description of Mr. Christie’s business experience that you plan to hire additional employees within the next twelve months, though hiring additional employees in not reflected in your plan of operations and the cost of such hires is not reflected in your liquidity discussion. Please revise as necessary or advise.

RESPONSE: Mr. Christie plans to hire additional employees at market rates as the Company’s cash flow increases.  Any sales related employees will be retained on a commission basis, while design and development employees will be contracted on an hourly basis based on project specifications.

Security Ownership of Certain Beneficial Owners and Management, page 25

11.	We note date references in this section to information as of both January 19, 2012 and February 2012. Please revise throughout, including the section titled Directors, Executive Officers, Promoters and Control Persons, to ensure that the information provided in the table is given as of the most recent practicable date.

RESPONSE: We have revised our disclosure accordingly

Signatures, page 32

12.	Your response to prior comment 24 notwithstanding, we note that the introductory paragraph for the signatures to your document does not conform to the current language of Form S-1. In this regard we specifically note your statement that “the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1.” Please review this section of Form S-1, available on our website, and revise accordingly.

RESPONSE: We have revised accordingly.

13.	Please refer to prior comment 26. Ensure that Mr. Christie signs any amendments to the registration statement in each capacity in which he serves, including in his capacity as a director.

RESPONSE: We have revised accordingly.

EXHIBIT A

PRICEWATERHOUSE COOPER REPORTS

www.iab.net
www.pwc.com

IAB Internet Advertising Revenue Report

An industry survey conducted by PwC and sponsored by the Interactive Advertising Bureau (IAB)

2011 First Six Months Results
September 2011

Contents

Background 3

Executive summary 4

Detailed findings 5

- 2011 second-quarter and half-year results
- Annual and quarterly trends
- Revenue concentration
- Advertising formats
- Industry category spending
- Pricing models

Appendix 19

- Definitions
- Survey scope and methodology
- IAB board officers and directors
- Organization profiles

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iab.

Background

About the IAB Internet Advertising Revenue Report

Conducted by PricewaterhouseCoopers LLP (PwC) on an ongoing basis, with results released quarterly, the IAB Internet Advertising Revenue Report was initiated by the Interactive Advertising Bureau (IAB) in 1996. This report utilizes data and information reported directly to PwC, publicly available online corporate data, and information provided by online ad-selling companies.

The results reported are considered the most accurate measurement of Internet/online advertising revenues because the data is compiled directly from information supplied by companies selling advertising online. All-inclusive, the report includes data reflecting online advertising revenues from websites, commercial online services, ad networks, and email providers, as well as other companies selling online advertising.

The report is conducted independently by PwC on behalf of the IAB. PwC does not audit the information and provides no opinion or other form of assurance with respect to the information. Only aggregate results are published, and individual company information is held in strict confidence with PwC. Further details regarding scope and methodology are provided in the appendix to this report.

David Silverman
PwC

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Executive summary

IAB Internet Advertising Revenue Report 2011 second-quarter and first six months' highlights

Internet advertising revenues ("revenues") in the United States totaled $14.9 billion for the first six months of 2011, with Q1 2011 accounting for approximately $7.3 billion and Q2 2011 totaling approximately $7.7 billion. Internet advertising revenues for the first six months of 2011 increased 23% over 2010.

Key trends underlying HY 2011 results

Revenues increase 23% in HY 2011 — Internet advertising revenues in the United States totaled $7.68 billion in the second quarter of 2011, an increase of 6% from the 2011 first-quarter total of $7.26 billion and an increase of 24% from the 2010 second-quarter total of $6.19 billion. Year-to-date Internet advertising revenues through June 2011 totaled $14.9 billion, up 23% from the $12.1 billion reported in 2010.

"Strong online advertising growth has continued into the first half of 2011. Fueling this growth is the ability of advertisers to correlate performance and results with the dollars they are investing."

—David Silverman, Partner, PwC

Search continues to lead, followed by Display/Banners and Classifieds — Search revenue accounted for 49% of year-to-date revenues, up from the 47% reported in the first half of 2010. Display advertising showed solid growth, accounting for 37% of year-to-date revenue, up from 36% in 2010. Digital Video, a component of Display advertising, increased 42% from 2010 to 2011 and now represents 6% of overall year-to-date revenues.

"The remarkably resilient performance of interactive advertising so far in 2011 demonstrates that more marketers are placing big bets on digital to tell their brand stories. This welcome news, in light of the weakness in a large part of the rest of the U.S. economy, confirms that the innovations happening in interactive marketing deliver great value to the industry and to the consumer."

—Randall Rothenberg, President and CEO, IAB

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Detailed findings

Revenues total a record $7.68 billion in Q2 2011

Total 2011 second-quarter revenues were $1.49 billion (24.1%) higher than the second quarter of 2010 and $414 million (5.7 %) higher than the first quarter of 2011.

Q2 2010 vs. Q2 2011 ($ billions)

24.1%
$7.68
$6.19
2Q10
2Q11

Q1 2011 vs. Q2 2011 ($ billions)

5.7%
$7.68
$7.26
1Q11
2Q11

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Year-to-date revenues show positive growth

Revenues for first-half 2011 totaled $14.9 billion, $2.8 billion or 23.2% higher than 2010.

HY-2010 vs. HY-2011 ($ billions)

23.2%
$14.9
$12.1
HY - 10
HY - 11

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Historical second-quarter revenue trends

2011 second-quarter revenues increased on a year-over-year percentage and dollar basis. The 2011 second quarter is the highest quarter on record.

Second-quarter revenue 2001-2011 ($ billions)

$1.85
$1.46
$1.66
$2.37
$2.99
$4.06
$5.09
$5.75
$5.43
$6.19
$7.68
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

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Historical quarterly revenue trends

Quarterly growth continues upward trend

After a decline and temporary plateau in 2009, quarterly revenues began to rebound in Q4 2009. Even though 2011 started with a slight seasonal dip in Q1, quarterly revenues increased in Q2 2011.

Quarterly revenue growth trends ($ billions) — 1999-2011

$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
In billions
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

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Historical revenue mix – first half vs. second half

Applying historical seasonal data, the 2011 first six months' revenues of $14.9 billion are on an annual run-rate to make 2011 the highest annual year, exceeding the $26 billion in 2010, the previous highest annual total. Macroeconomic factors that began to influence the overall economy in mid-year could have an impact on the second half.

Historical revenue mix, first half vs. second half ($ billions)

Last 6 months
First 6 months
In billions
$30
$25
$20
$15
$10
$5
$0
$4.07
$3.41
$3.03
$3.98
$5.03
$6.76
$8.97
$11.21
$11.94
$11.76
$13.91
?
$4.01
$3.72
$2.98
$3.29
$4.60
$5.79
$7.91
$9.99
$11.51
$10.90
$12.13
$14.94
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

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Historical data findings

Annual and quarterly revenue growth

	Revenue (in mil)	Q/Q Growth	Y/Y Growth
Q1 1999	$693	6%	97%
Q2 1999	$934	35%	121%
Q3 1999	$1,217	30%	148%
Q4 1999	$1,777	46%	171%
Total 1999	**$4,621**		**141%**
Q1 2000	$1,922	8%	177%
Q2 2000	$2,091	9%	123%
Q3 2000	$1,951	-7%	60%
Q4 2000	$2,123	9%	19%
Total 2000	**$8,087**		**75%**
Q1 2001	$1,872	-12%	-3%
Q2 2001	$1,848	-1%	-12%
Q3 2001	$1,773	-4%	-10%
Q4 2001	$1,641	-7%	-23%
Total 2001	**$7,134**		**-12%**
Q1 2002	$1,520	-7%	-19%
Q2 2002	$1,458	-4%	-21%
Q3 2002	$1,452	-1%	-18%
Q4 2002	$1,580	9%	-4%
Total 2002	**$6,010**		**-16%**
Q1 2003	$1,632	3%	7%
Q2 2003	$1,660	2%	14%
Q3 2003	$1,793	8%	24%
Q4 2003	$2,182	22%	38%
Total 2003	**$7,267**		**21%**
Q1 2004	$2,230	2%	37%
Q2 2004	$2,369	6%	43%
Q3 2004	$2,333	-2%	30%
Q4 2004	$2,694	15%	24%
Total 2004	**$9,626**		**33%**
Q1 2005	$2,802	4%	25%

	Revenue (in mil)	Q/Q Growth	Y/Y Growth
Q2 2005	$2,985	7%	26%
Q3 2005	$3,147	5%	35%
Q4 2005	$3,608	15%	34%
Total 2005	**$12,542**		**30%**
Q1 2006	$3,848	7%	37%
Q2 2006	$4,061	6%	36%
Q3 2006	$4,186	3%	33%
Q4 2006	$4,784	14%	33%
Total 2006	**$16,879**		**35%**
Q1 2007	$4,899	2%	27%
Q2 2007	$5,094	4%	25%
Q3 2007	$5,267	3%	26%
Q4 2007	$5,946	13%	24%
Total 2007	**$21,206**		**26%**
Q1 2008	$5,765	-3%	18%
Q2 2008	$5,745	0%	13%
Q3 2008	$5,838	2%	11%
Q4 2008	$6,100	4%	2%
Total 2008	**$23,448**		**11%**
Q1 2009	$5,468	-10%	-5%
Q2 2009	$5,432	-1%	-5%
Q3 2009	$5,500	1%	-6%
Q4 2009	$6,261	14%	3%
Total 2009	**$22,661**		**-3%**
Q1 2010	$5,942	-5%	9%
Q2 2010	$6,185	4%	14%
Q3 2010	$6,465	5%	18%
Q4 2010	$7,449	15%	19%
Total 2010	**$26,041**		**15%**
Q1 2011	$7.264	-2%	22%
Q2 2011	$7,678	6%	24%

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Revenue concentration

Top 50 companies command 89% of revenues in Q2 2011

- Online advertising continues to remain concentrated among the 10 leading ad-selling companies, which accounted for 72% of total revenues in Q2 2011, up from the 70% reported in Q2 2010.
- Companies ranked 11th to 25th accounted for 10% of revenues in Q2 2011, down from the 12% reported in Q2 2010. Companies ranked 26th to 50th accounted for 7% in Q2 2011, down slightly from the 8% in Q2 2010.

% share of total revenues

100
80
60
40
20
0
TOP 50
TOP 25
TOP 10
Q2 2011
89%
82%
72%
Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q1 04 Q3 04 Q4 04 Q4 05 Q2 05 Q3 05 Q4 05 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11

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Ad format – second-quarter 2011 results

Search and Display continue to lead ad formats

- Search revenues accounted for 49% of Q2 2011 revenues, up from 47% in Q2 2010. Search revenues totaled $3.8 billion in Q2 2011, up 29% from Q2 2010, when Search totaled $2.9 billion.
- Display-related advertising accounted for $2.8 billion or 37% of total revenues during Q2 2011, up 26% from the $2.2 billion (36% of total) reported in Q2 2010. Q2 2011 Display-related advertising includes Display/Banner Ads (23% of Q2 2011 revenues, or $1.7 billion), Rich Media (5% or $390 million), Digital Video (6% or $466 million), and Sponsorship (3% or $227 million).
- Classifieds revenues totaled $626 million or 8% of Q2 2011 revenues, down 3% from the $643 million (10% of total) reported in Q2 2010.
- Lead Generation revenues accounted for 5% of Q2 2011 revenues, or $416 million, up 28% from the $326 million (5% of total) reported in Q2 2010.
- Email revenues accounted for 1% of Q2 2011 revenues or $41 million, down 33% from the $61 million (1% of total) reported for Q2 2010.

Ad formats – Q2 2010

Total – $6.19 billion

47%
23%
10%
5%
5%
6%
2%
1%

Ad formats – Q2 2011

Total – $7.68 billion

Search
Display/Banner
Classifieds
Lead Generation
Digital Video
Rich Media
Sponsorship
Email
49%
23%
8%
5%
6%
5%
3%
1%

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Ad format – first-half 2011 results

Search advertising gains ground in format share

- Search remains the largest online advertising revenue format, accounting for 49% of first six-months 2011 revenues, up from 47% in 2010. Search revenues for the first six months of 2011 totaled $7.3 billion, up 27% from $5.7 billion in 2010.
- Display-related advertising revenues totaled $5.5 billion or 37% revenues in the first six months of 2011, up 27% from the $4.4 billion (36% of total) reported in 2010. Display-related advertising includes Display/Banner Ads (23% of 2011 revenues, or $3.4 billion), Rich Media (5%, or $763 million), Digital Video (6%, or $891 million), and Sponsorship (3%, or $467 million).
- Classifieds revenues accounted for 8% of 2011 first six-months revenues or $1.2 billion, down 2% from the $1.3 billion (10% of total) reported in 2010.
- Lead Generation revenues accounted for 5% of revenues in the first six months of 2011, or $805 million, up almost 25% from the $642 million (5%) reported in 2010.
- Email revenues accounted for 1% of first six-months 2011 revenues or $79 million, down 34% from the $120 million (1% of total) reported in 2010.

Ad formats – First six-months 2010

Total – $12.1 billion

Ad formats – First six-months 2011

Total – $14.9 billion

6%
2%
1%
5%
5%
10%
47%
23%
Search
Display/Banner
Classifieds
Lead Generation
Digital Video
Rich Media
Sponsorship
Email
5%
3%
1%
6%
5%
8%
49%
23%

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Historical format trends

Search makes strong gains in first half of 2011

- Search has remained the leading format since 2006, having strong sequential growth through the period depicted. After losing some of its overall share in 2010 to Display/Banners, Search increased its market share in the first half of 2011 to 49% of advertising revenues.
- The past six years have seen Classified advertising losing more than half of its market share of revenues, with sharp declines over the past five years. Classified revenues stabilized in 2010 but have declined in 2011, with a market share of 8%, down from the 18% of advertising revenues the format commanded in 2006.

Advertising format share (% of total revenue)*

60%
50%
40%
30%
20%
10%
0%
2006
2007
2008
2009
2010
HY 2011
Search
Display/ Banners
Classifieds
Rich Media & Digital Video
Lead Generation
Sponsorships

* Format definitions may have changed over the time period depicted, both within the survey process and definitionally by survey respondents.

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Ad revenues by industry category

Retail continues to drive Internet adspend

- Retail advertisers continue to represent the largest category of Internet ad spending, accounting for 23% in the first half of 2011, or $3.5 billion, up from 20% ($2.5 billion) reported in 2010.
- Telecom companies accounted for 14% of 2011 first six-months revenues or $2.1 billion, up from the $1.7 billion (14% of total) reported in 2010.
- Financial Services advertisers accounted for 13% in 2011 ($1.9 billion), up from the 12% ($1.5 billion) reported in 2010.
- Automotive advertisers accounted for 11% in the first half of 2011 revenues, or $1.7 billion, up from the $1.3 billion (11% of total) reported in 2010.
- Computing products advertisers represented 10% of revenues in the first six months of 2011, or $1.5 billion, up from the $1.2 billion (10% of total) reported in 2010.
- Leisure Travel (airfare, hotels, and resorts) accounted for 8% of revenues in the first six months of 2011 ($1.2 billion) up from the 7% ($841 million) reported in 2010.
- Consumer Packaged Goods represented 6% in 2011, or $866 million, down from $980 million (8%) reported in 2010.
- Entertainment accounted for 4% of 2011 revenues, or $556 million, up slightly from the $508 million (4% of total) reported in 2010.
- Media accounted for 4% in 2011, or $660 million, up slightly from the $498 million (4% of total) reported in 2010.
- Pharma/Healthcare accounted for 4% in 2011, or $608 million, up slightly from the $576 million (5% of total) reported in 2010.

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Industry advertising – year-over-year comparatives

Internet ad revenues, by major industry category, year to date: 2010 vs. 2011*

Retail
20%
23%
Telecom
14%
14%
Financial Services
12%
13%
Auto
11%
11%
Computing Products
10%
10%
Consumer Packaged Goods
8%
6%
Leisure Travel
7%
8%
Pharma & Healthcare
5%
4%
Media
4%
4%
Entertainment
4%
4%
2010
2011

* Industry definitions may have changed over the time period depicted, both within the survey process and definitionally by survey respondents. Amounts do not total 100% because minor categories are not displayed.

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Revenues by pricing model

Performance-based pricing continues to gain interest

- Approximately 64% of Q2 2011 revenues were priced on a performance basis, up from the 61% reported in Q2 2010.
- Approximately 31% of Q2 2011 revenues were priced on a cost per medium/thousand (CPM) or impression basis, down from 35% in Q2 2010.
- Approximately 5% of Q2 2011 revenues were priced on a hybrid basis, up from the 4% reported in Q2 2010.

Pricing models – Q2 2010

Total – $6.19 billion

Hybrid
4%
Impression
35%
Performance
61%

Pricing models – Q2 2011

Total – $7.68 billion

Hybrid
5%
Impression
31%
Performance
64%

Pricing models – HY 2010

Total – $12.1 billion

Hybrid
4%
Impression
35%
Performance
61%

Pricing models – HY 2011

Total – $14.9 billion

Hybrid
5%
Impression
31%
Performance
64%

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Historical pricing model trends

Performance-based pricing remains the preferred model

Performance-based pricing, the most prevalent pricing model since 2006, has maintained a strong sequential growth rate, reaching 64% in the first six months of 2011. It is followed by CPM/impression-based pricing, which has declined as a percentage of revenue over the past several years. Hybrid pricing had seen the greatest loss in percentage revenue over the period, a sharp dip from 17% in 2004 to 4% in 2009, but is back up to 5% so far in 2011.

Internet ad revenues, by pricing model*

70%
60%
50%
40%
30%
20%
10%
0%
% of total revenues
2004
2005
2006
2007
2008
2009
2010
1H 2011
Performance
CPM
Hybrid
42%
41%
17%
46%
41%
13%
48%
47%
5%
51%
45%
4%
57%
39%
4%
59%
37%
4%
62%
33%
5%
64%
31%
5%
CPM
Performance
Hybrid

* Pricing model definitions may have changed over time period depicted, both within the survey process and definitionally by survey respondents.

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Appendix

Definitions of leading industry categories

The industry categories used in the IAB Internet Advertising Revenue Report were sourced from the North American Standard Industrial Classification (SIC) Manual.*

Retail	Includes mail order/catalog, apparel, restaurants/fast food, home furnishings/textiles, toys, pet food/supplies, appliances, jewelry, drugstores, retail stores, and cosmetics stores.
Automotive	Includes all automotive-related categories including sale/purchase of vehicles and parts and maintenance.
Entertainment	Includes film, music, TV, box office, video games, and amusement and recreation.
Consumer Packaged Goods	Includes packaged goods, food products, household products ,and tobacco.
Leisure Travel	Includes travel, hotel, airlines, and resorts.
Computing Products	Includes hardware (computers, computer storage devices, and computer peripheral equipment), consumer electronics, prepackaged software (operating, utility, and applications programs), local area network systems and network systems integration, computer processing, and data preparation and data processing services.
Financial Services	Includes commercial banks, credit agencies, personal credit institutions, consumer finance companies, loan companies, business credit institutions, and credit card agencies. Also includes companies engaged in the underwriting, purchase, sale or brokerage of securities, and other financial contracts.
Telecommun-ications	Includes point-to-point communications services, including telephone voice and data communications, two-way mobile/cellular communications services, and other non-vocal message communications services (e.g. cablegram, electronic mail, and facsimile). Includes multichannel video providers on a subscription fee basis (e.g. cable television, wireless cable television, and direct broadcast satellite services).
Pharma & Healthcare	Includes pharmaceutical products, facilities, services, researches, and biological products. Also comprises establishments providing healthcare and social assistance for individuals as well as personal care, toiletries, and cosmetic products.
Media	Includes establishments primarily engaged in radio and television broadcasting (network and station) including commercial, religious, educational, and other radio or television stations. Also includes establishments primarily engaged in publishing newspapers, periodicals, and books.

* Survey participants reported results based on the 20 industry categories listed on page 25, which were used specifically for the IAB Internet Advertising Revenue Report. This is consistent with other relevant industry categorization sources that measure advertising spending by industry. For purposes of this report, PwC classified a number of individual categories under "Retail."

PwC

19

Appendix

Definitions of advertising formats

Display Advertising	Advertiser pays an Internet company for space to display a static or hyper-linked banner or logo on one or more of the Internet company's pages.
Sponsor-ship	Represents custom content and/or experiences created for an advertiser which may or may not include ad elements such as display advertising, brand logos, advertorial, or pre-roll video. Sponsorships fall into several categories: • Spotlights are custom-built pages incorporating an advertiser's brand and housing a collection of content usually around a theme. • Advergaming can range from an advertiser buying all the ad units around a game or a "sponsored by" link to creating a custom branded game experience. • Content and section sponsorship is when an advertiser exclusively sponsors a particular section of the site or email (usually existing content) re-skinned with the advertiser's branding. • Sweepstakes and contests can range from branded sweepstakes on the site to a full-fledge branded contest with submissions and judging.
Email	Banner ads, links, or advertiser sponsorships that appear in email newsletters, email marketing campaigns, and other commercial email communications. Includes all types of electronic mail (e.g. basic text or HTML-enabled).
Search	Fees advertisers pay Internet companies to list and/or link their company site domain name to a specific search word or phrase (includes paid search revenues). Search categories include: • Paid listings—text links appear at the top or side of search results for specific keywords. The more a marketer pays, the higher the position it gets. Marketers pay only when a user clicks on the text link. • Contextual search—text links appear in an article based on the context of the content, instead of a user-submitted keyword. Payment occurs only when the link is clicked. • Paid inclusion—guarantees that a marketer's URL is indexed by a search engine. The listing is determined by the engine's search algorithms. • Site optimization—modifies a site to make it easier for search engines to automatically index the site and hopefully result in better placement in results.
Lead Generation	Fees advertisers pay to Internet advertising companies that refer qualified purchase inquiries (e.g. auto dealers which pay a fee in exchange for receiving a qualified purchase inquiry online) or provide consumer information (demographic, contact, behavioral) where the consumer opts into being contacted by a marketer (email, postal, telephone, fax). These processes are priced on a performance basis (e.g. cost-per-action, -lead, or -inquiry), and can include user applications (e.g. for a credit card), surveys, contests (e.g. sweepstakes), or registrations.

PwC

20

Appendix

Definitions of advertising formats

Classifieds and Auctions	Fees advertisers pay Internet companies to list specific products or services (e.g. online job boards and employment listings, real estate listings, automotive listings, auction-based listings, and yellow pages).
Rich Media	Advertisements that incorporate animation, sound, and/or interactivity in any format. It can be used either singularly or in combination with the following technologies: sound, Flash, and with programming languages such as Java, JavaScript, and DHTML. It is deployed via standard Web and wireless applications including email, static (e.g. .html) and dynamic (e.g. .asp) Web pages, and may appear in ad formats such as banners, buttons, and interstitials. Interstitials are included in the rich media category and represent full- or partial-page text and image server-push advertisements which appear in the transition between two pages of content. Forms of interstitials can include splash screens, page takeovers, and pop-up windows.
Digital Video Commercials	TV-like advertisements that may appear as in-page video commercials or before, during, and/or after a variety of content in a player environment including but not limited to, streaming video, animation, gaming, and music video content. This definition includes digital video commercials that appear in live, archived, and downloadable streaming content.
Mobile Advertising	Advertising tailored to and delivered through wireless mobile devices such as smart phones (e.g. BlackBerry, iPhone, Android), feature phones (e.g. lower-end mobile phones capable of accessing mobile content), and media tablets (e.g. iPad, Samsung Galaxy Tab). Typically taking the form of static or rich media display ads, text messaging ads, search ads, or audio/video spots, such advertising generally appears within mobile websites (e.g. websites optimized for viewing on mobile devices), mobile applications (e.g. applications for smartphones running iOS, Android, or other operating systems, or Java or BREW applications), text messaging services (i.e. SMS, MMS) or within mobile search results (i.e., 411 listings, directories, mobile-optimized search engines). Mobile advertising revenues are currently reported within the above preexisting advertising formats, but have been estimated and identified individually within this report.

PwC 21

Appendix

Survey scope

The Interactive Advertising Bureau (IAB) retained PwC to establish a comprehensive standard for measuring the growth of Internet/online advertising revenues.

- The IAB Internet Advertising Revenue Report is part of an ongoing IAB mission to provide an accurate barometer of Internet advertising growth.
- To achieve differentiation from existing estimates and accomplish industry-wide acceptance, key aspects of the survey include:
  - Obtaining historical data directly from companies generating Internet/online advertising revenues;
  - Making the survey as inclusive as possible, encompassing all forms of Internet/online advertising, including websites, consumer online services, ad networks, and email providers; and
  - Ensuring and maintaining a confidential process, releasing only aggregate data.

Methodology

- PwC:
  - Compiles a database of industry participants selling Internet/online advertising revenues.
  - Conducts a quantitative mailing survey with leading industry players, including Web publishers, ad networks, commercial online service providers, email providers, and other online media companies.
  - Acquires supplemental data through the use of publicly disclosed information.
  - Requests and compiles several specific data items, including monthly gross commissionable advertising revenue by industry category and transaction.
  - Identifies nonparticipating companies and applies a conservative revenue estimate based on available public sources.
  - Analyzes the findings and identifies and reports key trends.

PwC 22

Appendix

Survey industry categories

Automotive

Beer/Wine/Liquor

Business Products/Services

Computers (Hardware/Software) and Consumer Electronics

Consumer Packaged Goods, Food, Non-Alcoholic Beverages, and Candy

Educational Services

Entertainment (Film, Music, TV, Box Office, Video Games, Amusement/Recreational)

Financial Services (Banks, Insurance, Securities, Mortgages)

Personal Care, Toiletries, and Cosmetics

Drugs and Remedies

Manufacturing

Media

Professional Sports and Sporting and Athletic Goods

Real Estate

Restaurants/Fast Food

Retail, Mail Order, Catalogs, and Apparel

Telecommunications: Telephony, Cable/Satellite TV Services, ISPs

Toys/Games

Leisure Travel (Airfare, Hotels, Resorts)

Business Travel (Airfare, Hotels, Resorts)

About the Interactive Advertising Bureau

The Interactive Advertising Bureau (IAB) is comprised of more than 500 leading media and technology companies who are responsible for selling 86% of online advertising in the United States. On behalf of its members, the IAB is dedicated to the growth of the interactive advertising marketplace, of interactive's share of total marketing spend, and of its members' share of total marketing spend. The IAB educates marketers, agencies, media companies, and the wider business community about the value of interactive advertising. Working with its member companies, the IAB evaluates and recommends standards and practices and fields critical research on interactive advertising. Founded in 1996, the IAB is headquartered in New York City with a Public Policy office in Washington, D.C. For more information, please visit www.iab.net.

PwC

23

Appendix

Overall report guidance provided by IAB leadership

Executive committee

President
Randall Rothenberg
IAB

Randy Kilgore
Tremor Media

Tina Sharkey
BabyCenter

Rik van der Kooi
Microsoft

Chairman
Bob Carrigan
IDG Communications Inc.

Leon Levitt
CMG Digital & Strategy Team

Elisa Steele
Yahoo!

Vice Chairman
Peter Naylor
NBC Universal

David Moore
24/7 Real Media Inc.

Bill Todd
ValueClick Media

Board of directors

Kevin Arrix
MTV Networks

Tom Arrix
Facebook

John Battelle
Federated Media

Alisa Bowen
The Wall Street Journal Digital Network

Paule Caine
Time Inc.

David Carey
Hearst Magazines

Jarvis Coffin
Burst Media

Louis Cona
Condé Nast Media Group

Kevin Conroy
Univision Interactive Media

Greg D'Alba
CNN

Jory Des Jardins
BlogHer

Dave Dickman
Disney Interactive Media Group

Mitch Golub
cars.com

Kathy Kayse
The Oprah Winfrey Network (Discovery Networks)

Chris Ma
The Washington Post Company

Dave Madden
Electronic Arts

Greg McCastle
AT&T AdWorks

David Morris
CBS Interactive

Martin Nisenholtz
The New York Times Company

David Payne
Gannett Co.

Mike Perlis
Forbes Media

Randall Rothenberg
IAB

Rob Rasko
CPX Interactive

Scott Schiller
Comcast Interactive Media

Vivek Shah
Ziff Davis LLC

Lisa Utzschneider
Amazon.com

Lauren Wiener
Meredith

Ex-Officio

Treasurer
Bruce Gordon
Disney Interactive Media Group

Secretary
Joseph Rosenbaum
Reed Smith LLP

Founding Chairman
Rich LeFurgy
Archer Advisors

PwC 24

DRAFT

PwC Internet Media Group

PwC firms provide industry-focused assurance, tax, and advisory services to enhance value for their clients. More than 161,000 people in 154 countries in firms across the PwC network share their thinking, experience, and solutions to develop fresh perspective and practical advice. See www.pwc.com for more information.

PwC's Internet Media Group was the first practice of its kind at a Big Four firm. Currently located in New York, Los Angeles, Boston, Seattle, and the Bay Area, our Internet Media Group includes accounting, tax, and consulting professionals who have broad and deep experience in the three areas that converge to form new media: advanced telecommunications, enabling software, and content development/distribution.

Our services include:

- Business assurance services
- Web audience measurement and advertising delivery auditing and advisory
- IAB Measurement Certification Compliance auditing
- Privacy policy structuring, attestation, and compliance advisory
- Merger and acquisition assistance
- Tax planning and compliance
- Capital sourcing and initial public offering assistance

For more information about our Internet Media Group, contact one of the following PwC professionals:

New York
David Silverman
Partner, Assurance Services
646.471.5421
david.silverman@us.pwc.com

New York
Russ Sapienza
Principal, Advisory Services
646.471.1517
russell.j.sapienza@us.pwc.com

www.pwc.com/technology
www.pwc.com/us/em
www.pwc.com
www.iab.net

This publication has been prepared for general guidance on matters of interest only, and does not constitute professional advice. You should not act upon the information contained in this publication without obtaining specific professional advice. No representation or warranty (express or implied) is given as to the accuracy or completeness of the information contained in this publication, and, to the extent permitted by law, PricewaterhouseCoopers LLP, its members, employees and agents do not accept or assume any liability, responsibility or duty of care for any consequences of you or anyone else acting, or refraining to act, in reliance on the information contained in this publication or for any decision based on it.

© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

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Home > About the IAB > Recent Press Releases > Press Release Archive > IAB Reports Full-Year Internet Ad Revenues for 2010 Increase 15% to $26 Billion, a New Record
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April 13, 2011

IAB Reports Full-Year Internet Ad Revenues for 2010 Increase 15% to $26 Billion, a New Record

Q4 2010 Revenues Also Increase to New High of $7.4 Billion with 19% Increase over Q4 2009 and 15% Increase over Q3 2010

Download the full report

View the presentations from the IAB PwC 2010 Internet Advertising Revenue Report

IAB Presentation, Sherrill Mane

PwC Presentation, David Silverman

Veronis Suhler Stevenson Presentation, John Suhler

Announcement at ad:tech SF

NEW YORK, NY (April 13, 2011) — The IAB Internet Advertising Revenue Report for the full year 2010 and Q4 2010 both showed record results in the United States. Released today by the Interactive Advertising Bureau (IAB) and prepared by PwC US, the latest report puts all 2010 Internet advertising revenues at a record $26 billion, up 15% from 2009. Fourth quarter revenue also hit new highs at $7.45 billion, up 19% from Q4 2009 and 15% from Q3 2010.

Highlights of the report include:

- There were record numbers for the yearly advertising revenue as well as record quarterly highs in the Q4 2010.
- The most popular ad format in 2010 was search which represented 46% of revenue and saw 12% growth from last year.
- Sponsorships saw the most growth with an 88% increase over last year and 142% increase in the fourth quarter alone.
- Display-related advertising - which includes Digital Video Commercials, Ad banners/display ads, sponsorships and rich media - continued to grow this year, totaling nearly $10 billion with an increase of 24% over 2009.
- The results exhibit revenue growth for the past five consecutive quarters.
- The Annual Report marks the debut of estimated US mobile ad revenue for 2010: between $550 and $650 million.

"As the latest IAB Internet Advertising Revenue Report amply demonstrates, brand advertisers and marketers have adopted the power of digital media as a central element of their campaigns," said Randall Rothenberg, President and CEO, IAB. "Consumers have shifted more of their time to digital media - watching television shows and movies online - and advertisers now accept this multifaceted medium as a key component for reaching their targets."

"With a strong rebound from 2009, the $26 billion spent on Internet advertising points to a continued focus on digital media ad spend, with dollars catching up to the eyeballs. More time spent online, especially with increases in digital video and social media, has certainly helped to fuel the continued growth," said David Silverman, PwC Assurance partner.

"We now have had five consecutive quarters of growth since the great recession impacted interactive advertising in 2009," said Sherrill Mane, Senior Vice President, Industry Services, IAB. "The record-breaking revenue in Q4 2010 and the total year indicate that interactive advertising has weathered the storm and then some."

Here are the results from the full year in comparison with last year's numbers:

	Full Year 2009	Full Year 2010
Revenue (Ad Formats)		
Search	47% ($10,698)	46% ($12,004)
Classifieds and Directories	10% ($2,254)	10% ($2,597)
Lead Generation	6% ($1,451)	5% ($1,339)
E-mail	1% ($292)	1% ($195)
Display-related		
-Digital Video Commercials	4% ($1,017)	5% ($1,420)
-Ad banners / display ads	22% ($5,061)	24% ($6,230)
-Sponsorships	2% ($383)	3% ($718)
-Rich media	7% ($1,505)	6% ($1,538)
Total display-related	35% ($7,965)	38% ($9,906)

Revenue (Pricing Models)		
Impression-based	37% ($8,355)	33% ($8,589)
Performance-based	59% ($13,412)	62% ($16,198)
Hybrid	4% ($894)	5% ($1,254)

The IAB sponsors the IAB Internet Advertising Revenue Report, which is conducted independently by the New Media Group of PwC. The results are considered the most accurate measurement of interactive advertising revenues because the data is compiled directly from information supplied by companies selling advertisements on the Internet.

The survey includes data concerning online advertising revenues from Web sites, commercial online services, free e-mail providers and all other companies selling online advertising. The full report is issued twice yearly for full and half-year data, and top-line quarterly estimates are issued for the first and third quarters. PwC does not audit the information and provides no opinion or other form of assurance with respect to the information.

A copy of the full report is available at: http://www.iab.net/AdRevenueReport

About the IAB
The Interactive Advertising Bureau (IAB) is comprised of more than 500 leading media and technology companies that are responsible for selling 86% of online advertising in the United States. On behalf of its members, the IAB is dedicated to the growth of the interactive advertising marketplace, of interactive's share of total marketing spend, and of its members' share of total marketing spend. The IAB educates marketers, agencies, media companies and the wider business community about the value of interactive advertising. Working with its member companies, the IAB evaluates and recommends standards and practices and fields critical research on interactive advertising. Founded in 1996, the IAB is headquartered in New York City with a Public Policy office in Washington, D.C. For more information, please visit www.iab.net.

About the PwC Network
PwC firms provide industry-focused assurance, tax and advisory services to enhance value for their clients. More than 161,000 people in 154 countries in firms across the PwC network share their thinking, experience and solutions to develop fresh perspectives and practical advice. See www.pwc.com for more information.

© 2011 PwC. All rights reserved. "PwC" and "PwC US" refer to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate and independent legal entity.

IAB Media Contact
Marnie Black
917.828.7308
marnie@iab.net

PwC Media Contact
Steven Silber
646.471.4059
Steven.g.silber@us.pwc.com

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